Exhibit 99.1
November 23, 2011
Mr. Scott Petersen
Chairman & CEO
LodgeNet Interactive Corporation
3900 West Innovation Street
Sioux Falls, SD 57107 – 7002
Mr. Petersen:
Funds managed by MAST Capital Management, LLC collectively own 2,421,815 shares of the common stock of LodgeNet Interactive Corporation (“LodgeNet”) as of the date hereof. According to Bloomberg, this stake makes us the second largest LodgeNet shareholder.
We have been encouraged by the recent stabilization in the Adjusted Operating Cash Flow (“AOCF”) generated by the business. As encouraging as this has been, we remain puzzled as to why the overwhelming majority of your Board of Directors, with the exception of you and Ed Shapiro, has not made a more meaningful financial commitment to owning LodgeNet shares. Should LodgeNet’s AOCF continue to stabilize, it seems clear to us that your shares are significantly undervalued. Apparently, your outside directors do not agree.
As far as we can tell, none of your outside directors has ever purchased a substantial amount of LodgeNet shares. Even with the recent positive trends in the business, there has been no meaningful change in their ownership of common stock. Since these outside directors don’t have a material amount of their own funds at risk, we cannot support them as stewards of our capital.
The two outside directors standing for re-election to the Board in 2012 are cases in point. Neither of them has been willing to invest a meaningful amount of their own money in LodgeNet shares.
R. Douglas Bradbury has been a director of LodgeNet since September 1999, yet he owns less than 20,000 shares of common stock, adjusting for shares underlying options and grants of restricted stock. The average share price at the time he joined the Board was $13.32. Any investor purchasing shares at this price has since lost over 80% of his or her capital. During this same period, Mr. Bradbury has received over $300,000 in cash directors’ fees.
Marty Abbott has been a director of LodgeNet since August 2008, yet until this past week, he owned zero shares of common stock, adjusting for shares underlying options and grants of restricted stock. The average share price at the time he joined the Board was $4.07. Any investor purchasing shares at this price has since lost nearly 50% of his or her capital. During this same time period, Mr. Abbott has received over $60,000 in cash directors’ fees.
We will not accept the status quo. LodgeNet’s outside directors are receiving meaningful cash compensation as well as “one way lottery tickets” in the form of stock options and grants of restricted stock, yet are unwilling to invest a substantial amount of their own capital into shares of common stock. These outside directors must align their interests with those of LodgeNet’s shareholders by having more of their own skin in the game. It is time for change at the Board level.
Sincerely,
MAST Capital Management, LLC

By: /s/ David J. Steinberg	By: /s/ Peter A. Reed

David J. Steinberg	Peter A. Reed
Portfolio Manager and Founding Partner	Co-Portfolio Manager & Partner
MAST Capital Management, LLC
200 Clarendon Street • 51st Floor • Boston, MA 02116
Ph: (617) 375-3000 • Fax: (617) 247-7985